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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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            In the Matter of                :
     Interstate Energy Corporation          :         CERTIFICATE
                                            :
            File No. 70-8891                :             OF
                                            :
                                            :        NOTIFICATION
(Public Utility Holding Company Act of 1935):
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                  This Certificate of Notification (the "Certificate") is filed by Interstate Energy Corporation ("IEC"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the following transactions proposed in IEC's Form U-1 Application-Declaration (the "Application-Declaration"), as amended and authorized by Order of the Securities and Exchange Commission (the "Commission") dated April 14, 1998 (the "Order"), in this file 70-8891. Capitalized terms used herein without definition have the meanings ascribed to them in the Declaration, as defined below. IEC hereby certifies the matters set forth below pursuant to Rule 24 of the Act.

                  i. That IES Industries Inc. ("IES") was merged with and into WPL Holdings, Inc. ("WPLH"), WPLH Acquisition Co., a wholly-owned subsidiary of WPLH was merged with and into Interstate Power Company ("IPC"), resulting in IPC becoming a subsidiary of WPLH and WPLH was renamed IEC.

                  ii. The common shareholders of IES and IPC received shares of IEC common stock in exchange for their shares of IES and IPC common stock, respectively, pursuant to the exchange ratios described in the
Application-Declaration.
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                  iii. Interstate Services Company was incorporated in Iowa.

                  iv. On April 20, 1998, the Articles of Merger were filed with the Department of Financial Institutions of the State of Wisconsin.

                  v. Interstate Services Company has entered into individual service agreements (in the form appended to the Application-Declaration) with IEC and various of its direct and indirect subsidiaries.

                  vi. All of the transactions listed in this Certificate have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

                  vii. The transactions relating to the dividend reinvestment and certain employee plans will occur over five years as contemplated by the Application-Declaration and the Order.

                  viii. Filed herewith are the exhibits set forth in the Exhibit Index attached.

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                                  EXHIBIT INDEX

Exhibit                                                                           Transmission
Number                         Exhibit                                            Method
------                         -------                                            ------
J-1                   Amended and Restated Articles of Incorporation             Electronic
                      of Interstate Energy Corporation and Articles of
                      Merger

J-2                   Amended and Restated Bylaws of                             Electronic
                      Interstate Energy

L-5                   Summary of Lost Economies That Would                       Electronic
                      Result From SEC Ordered Divestitures of
                      Gas Operations

P-1                   Preliminary Opinion of Counsel                             Electronic

P-2                   Opinion of Counsel (past tense)                            Electronic

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                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

June 12, 1998

                                            Interstate Energy Corporation

                                            By: /s/ Barbara J. Swan
                                               --------------------------------
                                            Name:  Barbara J. Swan
                                            Title:  General Counsel

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